SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                 Autobytel, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    05275N106
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                                 (CUSIP Number)

                                  Mark Scadina
                   Executive Vice President & General Counsel
                              Liberate Technologies
                         310 University Ave., Suite 201
                           Palo Alto, California 94301
                                 (650) 330-8960

                                 With a copy to:

                              Kenton J. King, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                        525 University Avenue, Suite 1100
                           Palo Alto, California 94301
                                 (650) 470-4500
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 30, 2006
    -------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 05275N106             13D          Page 2 of 7 Pages
          ---------
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1          NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS (ENTITIES ONLY)

           Liberate Technologies
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                                  (b)  [ ]

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3          SEC USE ONLY


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4          SOURCE OF FUNDS

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              3,719,188
        OWNED BY         -----------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 0
          WITH          -----------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                3,719,188
                        -----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,719,188
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.79%(1)
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14         TYPE OF REPORTING PERSON

           CO
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(1) Based on 42,331,777 shares of Common Stock (as defined in Item 1 below)
stated to be outstanding as of April 30, 2006 by the Issuer (as defined in Item 1 below) in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending March 31, 2006 filed with the Securities and Exchange Commission.

Item 1. Security and Issuer.

     The class of equity security to which this Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of Autobytel, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18872 MacArthur Boulevard, Irvine, California 92612.

Item 2. Identity and Background.

     The name of the person filing this Schedule 13D is Liberate Technologies, a Delaware corporation ("Liberate"). Liberate was a provider of software for digital cable television systems. Liberate's software enabled cable operators to run multiple services, including high-definition television, interactive programming guide, video on demand, personal video recorders and games, on multiple platforms. As a result of the sale of substantially all of its assets in 2005, Liberate currently has no significant operating business.

     Liberate's executive offices are located at 310 University Ave., Suite 201, Palo Alto, California 94301.

     The name, citizenship, principal occupation and business address of each executive officer and director of Liberate are set forth in Schedule I hereto, which is incorporated by reference herein.

     During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I hereto) has been
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 3,719,188 shares of Common Stock purchased by Liberate as of July 7, 2006 was $11,285,001.77. The source of funding for the purchase was Liberate's general working capital.

Item 4. Purpose of Transaction.

     Liberate purchased the shares of Common Stock for investment purposes because it believes them to be undervalued in the marketplace. Except as noted in this Item 4, Liberate does not have any plans or proposals that relate to or could result in any of the matters referred to in the instructions to
Item 4 of Schedule 13D. Liberate may engage in discussions with the Issuer's management. In addition, Liberate may (a) acquire additional shares of Common Stock at any time and from time to time in the open market or otherwise, (b) dispose of all or any portion of the shares at any time and from time to time in the open market or otherwise or (c) continue to hold some or all of the shares. Liberate intends to continuously review its investment in the Issuer, and may, at any time and from time to time reconsider its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Liberate beneficially owns (as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) 3,719,188 shares of Common Stock, representing 8.79% of the outstanding shares of Common Stock (based on 42,331,777 shares of Common Stock stated to be outstanding as of April 30, 2006 by the Issuer in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending March 31, 2006 filed with the Securities and Exchange Commission).

     (b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Liberate has sole power to vote or to direct the voting of, and sole power to dispose or to direct the disposition of, 3,719,188 shares of Common Stock. Except as set forth in this Schedule 13D, to the knowledge of Liberate, no person named in Item 2 beneficially owns any shares of Common Stock.

     (c) The trading dates, number of shares of Common Stock purchased and the price per share for all transactions related to Common Stock by Liberate for the last 60 days are set forth in Schedule II hereto and are incorporated herein by reference. All purchases were open market purchased made on the NASDAQ. Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Liberate or, to the knowledge of Liberate, the other persons named in Item 2.

         (d) Not applicable.

         (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     To the knowledge of Liberate, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     Not Applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: July 10, 2006


                              LIBERATE TECHNOLOGIES


                              By: /s/ Mark Scadina
                                 ----------------------------------------------
                              Name:  Mark Scadina
                              Title: Executive Vice President & General Counsel

                                  SCHEDULE I

           Directors and Executive Officers of Liberate Technologies

     The following table sets forth the name and present principal occupation of each of the executive officers and directors of Liberate Technologies. Unless otherwise indicated, the current business address of each of these individuals at Liberate Technologies is 310 University Ave., Suite 201, Palo Alto, California 94301 and each of these individuals is a citizen of the United States.

NAME AND BUSINESS OR HOME        POSITION WITH LIBERATE TECHNOLOGIES AND
ADDRESS AND CITIZENSHIP          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Phil Vachon                      Director and President of Liberate Technologies
Gregory Wood                     Director and Executive Vice President and Chief
                                   Financial Officer of Liberate Technologies
Patrick Nguyen                   Director and Executive Vice President Corporate
                                   Development of Liberate Technologies
Mark Scadina                     Director and Executive Vice President &
                                   General Counsel of Liberate Technologies

                                  SCHEDULE II


                           Number of Shares of
 Trade Date               Common Stock Purchased            Price per Share
 ----------               ----------------------            ---------------

6/6/06                            17,090                        2.95
6/6/06                             2,748                        2.91
6/6/06                            34,175                        2.97
6/6/06                            10,545                        2.98
6/6/06                             9,235                        2.93
6/6/06                             2,753                        2.92
6/6/06                             1,954                        2.96
6/6/06                             2,500                        2.90
6/7/06                            23,750                        2.98
6/7/06                            55,606                        3.00
6/7/06                            28,773                        2.97
6/7/06                            15,400                        2.95
6/7/06                             6,939                        2.96
6/7/06                            11,832                        2.99
6/8/06                            60,921                        2.94
6/8/06                             2,258                        2.90
6/8/06                            19,129                        2.93
6/8/06                                56                        3.02
6/8/06                             2,128                        2.88
6/8/06                             5,500                        2.91
6/8/06                             1,097                        2.92
6/8/06                               100                        2.87
6/8/06                             1,111                        2.89
6/8/06                            20,000                        2.95
6/8/06                            10,000                        2.97
6/8/06                            10,000                        2.99
6/9/06                           350,943                        3.00
6/9/06                               731                        2.98
6/9/06                               913                        2.97
6/9/06                               700                        2.99
6/12/06                            1,906                        2.96
6/12/06                                6                        3.01
6/12/06                          250,701                        3.00
6/13/06                            7,300                        2.97
6/13/06                          250,000                        3.00
6/13/06                              500                        2.98
6/13/06                              500                        2.95
6/13/06                            2,800                        2.96
6/14/06                          109,800                        3.00
6/14/06                              300                        2.95
6/14/06                              535                        2.97
6/16/06                            1,046                        3.00
6/19/06                           53,913                        3.00
6/19/06                              588                        2.98
6/20/06                            2,411                        2.96
6/20/06                              400                        2.95
6/20/06                           25,000                        2.99
6/20/06                           50,181                        3.00
6/20/06                           51,008                        2.97
6/21/06                           25,000                        3.00
6/22/06                              797                        3.00
6/23/06                          127,180                        3.00
6/26/06                           25,814                        3.00
6/26/06                           26,269                        3.05
6/26/06                              100                        2.99
6/27/06                           31,192                        3.05
6/28/06                            1,000                        3.04
6/28/06                          100,000                        3.05
6/28/06                              865                        3.03
6/30/06                          493,182                        3.08
6/30/06                          300,190                        3.10
6/30/06                            2,013                        3.09
6/30/06                           54,450                        2.98
6/30/06                           35,073                        2.97
6/30/06                           10,000                        3.22
6/30/06                            8,100                        3.04
6/30/06                            1,700                        3.01
6/30/06                          150,000                        2.95
6/30/06                            1,400                        3.03
6/30/06                          164,900                        3.05
6/30/06                          150,000                        3.12
6/30/06                           25,000                        3.00
7/3/06                             9,148                        3.10
7/5/06                           132,500                        3.10
7/6/06                           265,836                        3.10
7/7/06                            59,697                        3.10